

Harbor Funds

October 28, 2014

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Harbor Capital Advisors, Inc. (File No.: 801-60367)

Dear Sir or Madam:

Enclosed for electronic filing on behalf of Harbor Capital Advisors, Inc., pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of a reply memorandum of law in support of plaintiff Ruth Tumpowsky's motion for a finding of relatedness of the complaint filed by Terrence Zehrer against Harbor Capital Advisors, Inc. as the investment manager, and Harbor International Fund, as the nominal defendant (Case No. 1:14-cv-00789), and the complaint filed by Ruth Tumpowsky against Harbor Capital Advisors, Inc. as the investment manager, in the United States District Court for the Northern District of Illinois (Case No. 1:14-cv-07210).

If you have any questions regarding this filing, please contact me at 312-443-4420.

Sincerely,

Charles F. McCain, Esq.
Executive Vice President, General Counsel

Cc: David G. Van Hooser
Anmarie S. Kolinski
Erik D. Ojala, Esq.
Harbor Capital Advisors, Inc.

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

TERRENCE ZEHRER, Derivatively on Behalf of HARBOR INTERNATIONAL FUND,	))))	
Plaintiff,	)))	No. 14 cv 789
v.	))	
HARBOR CAPITAL ADVISORS, INC.,	))	Judge Joan H. Lefkow
Defendant,	)	
-and-	))	
HARBOR INTERNATIONAL FUND,	))	
Nominal Defendant.	)	

**REPLY MEMORANDUM OF LAW IN SUPPORT OF PLAINTIFF
RUTH TUMPOWSKY'S MOTION FOR A FINDING OF RELATEDNESS**

Plaintiff Ruth Tumpowsky ("Plaintiff") respectfully submits this reply memorandum of law in support of her motion for a finding of relatedness.

PRELIMINARY STATEMENT

The ultimate question presented in this motion is whether the action filed by Plaintiff, *Tumpowsky v. Harbor Capital Advisors, Inc.*, 14 C 7210 ("*Tumpowsky*"), is related to the instant action ("*Zehrer*"). Pursuant to Local Rule 40.4, two actions may be related if "the cases involve some of the same issues of fact or law." LR40.4(a)(2). Defendant Harbor Capital Advisors, Inc. ("HCA" or "Defendant") does not dispute that *Tumpowsky* and *Zehrer* satisfy the rule. Indeed, Defendant argues that *Tumpowksy* should be dismissed, in part, because it is "duplicative" of the claims asserted in *Zehrer*.[1]

Rather than argue the merits of relatedness, Defendant focuses on arguments it intends to raise in seeking dismissal of *Tumpowsky*. However, this motion is not the proper vehicle for such arguments, and Defendant's position is wrong. As discussed below, *Tumpowsky* is not duplicative of *Zehrer*. While the two complaints share an overlapping claim, which is why Plaintiff filed this motion, the complaints contain key differences such that dismissal of the claims asserted in *Zehrer* will not be dispositive of the claims asserted in *Tumpowsky*.

Defendant's argument that this motion is premature is not supported by any authority. The Local Rules do not contain any temporal restrictions regarding when such a motion can be made. The statement in the Local Rules that such motions *generally* should not be filed "until after the answer or motions in lieu of answer have been filed in each of the proceedings" is intended to insure "that all parties to a proceeding be permitted to respond." LR40.4(c). Here, there is only one defendant and two plaintiffs, all of whom have an opportunity to respond.

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[1]   *See* Memorandum of Defendant Harbor Capital Advisors, Inc. in Opposition to Motion for a Finding of Relatedness (Dkt. No. 73) ("Def. Opp.") at 2.

ARGUMENT

I.   *TUMPOWSKY* IS RELATED TO, BUT NOT DUPLICATIVE OF, *ZEHRER*

Given Defendant's repeated assertions that the *Tumpowsky* Complaint is "duplicative" and "adds nothing" to the earlier filed *Zehrer* Complaint (Def. Opp. at 2), it can hardly be argued that two actions are not "related" pursuant to Local Rule 40.4. Instead, Defendant devotes the majority of its brief to arguing why the *Tumpowsky* Complaint should be dismissed as a duplicative action—an issue not before this Court. However, any fair reading of the two complaints makes clear that they are not duplicative.

While both actions assert a claim for excessive fees pursuant to Section 36(b) of the Investment Company Act of 1940 with respect to the Harbor International Fund (the "International Fund"), the following highlights some of key distinctions between the two complaints:

- **Different Funds and Different Claims:** *Tumpowsky* asserts Section 36(b) claims on behalf of two distinct funds—the International Fund and the Harbor High-Yield Bond Fund (the "High-Yield Bond Fund"). *Zehrer* only asserts a claim on behalf of the International Fund. Thus, resolution of the *Zehrer* action will not completely resolve the claims asserted in *Tumpowsky*.

- **Damages Period:** According to Defendant, damages in *Zehrer* are limited to the period of February 4, 2013 to February 4, 2014 (the one-year period before the action was instituted).[2] Assuming Defendant is correct that damages are so limited (a point which Plaintiff disputes), the filing of the *Tumpowsky* Complaint on September 16, 2014 will cover a different damages period.

- **Different Supporting Factual Allegations:** While both complaints assert the same claim with respect to the International Fund, *Tumpowsky* relies on factual allegations not present in *Zehrer*.

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[2]   *See* Memorandum in Support of Motion of Harbor Capital Advisors, Inc. to Dismiss (Dkt. No. 55) ("Def. MTD Br.") at 9.

      o For example, in moving to dismiss *Zehrer*, Defendant argued that it performed certain "administrative services" to justify the investment advisory fees it received from the fund.[3] The *Tumpowsky* Complaint includes detailed factual allegations explaining how the excessive fees charged to the fund could not be justified by any administrative services allegedly performed by Defendant. *See Tumpowky* Compl. ¶¶ 57-92.

      o Defendant also argued in moving to dismiss *Zehrer* that plaintiff relied on investment advisory fee data for 2012 rather than 2013, and therefore relied on data that was outside the applicable one-year recovery period.[4] The *Tumpowsky* Complaint relies on 2013 data and would not be subject to such an attack.

Thus, while the claims set forth in *Tumpowsky* and *Zehrer* with respect to the International Fund are related, the two actions are certainly not duplicative. The resolution of the motion to dismiss in *Zehrer* cannot possibly resolve the claims asserted in *Tumpowsky* with respect to the High-Yield Bond Fund. Moreover, a dismissal of *Zehrer's* claims with respect to the International Fund will not doom Tumpowsky's claim with respect to the International Fund in light of the differences listed above.

Unlike in the many cases cited by Defendant, Plaintiff is not seeking an "end-run" around any rules or orders. Plaintiff is represented by different counsel, asserts an entirely different claim for which *Zehrer* does not have standing to assert, relies on different factual allegations, and seeks damages for a potentially different period. None of the authority cited by Defendant warrants a conclusion that actions are duplicative under these circumstances. *See, e.g.,* *McReynolds v. Merrill Lynch & Co., Inc.*, 694 F.3d 873, 889 (7th Cir. 2010) (holding that a separate suit involving the same plaintiffs, same counsel, challenging the same underlying conduct, and seeking the same relief would be redundant); *Rodgers v. Dart*, No. 11-CV-5118, 2012 WL 2115608 (N.D. Ill. June 11, 2012) (dismissing action as duplicative where "there are

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[3]   *See* Def. MTD Br. at 16-17.
[4]   *See* Def. MTD Br. at 9.

no significant differences between the claims, parties, and available relief in the two suits"); *Copello v. Boehringer Ingelheim Pharm., Inc.*, 812 F. Supp. 2d 886 (N.D. Ill. 2011) (dismissing complaint where plaintiff conceded that her claims were duplicative of claims in an existing class action which she had already opted into); *Kennihan & Co. v. Calphalon Corp.*, No. 98-CV-7175, 1999 WL 261830 (N.D. Ill. Apr. 12, 1999) (dismissing complaint where same plaintiff filed same claims against same defendant in two different districts which the court held "has the ring of forum shopping"); *Fawcett v. Ditkowsky*, No. 92-CV-2371, 1992 WL 186065, *3 (N.D. Ill. July 27, 1992) (dismissing complaint where following the close of discovery in first action, the same plaintiffs, represented by the same law firm, filed an entirely new complaint based on precisely the same factual scenario in "an end-run around Fed. R. Civ. P. 15"); *Ridge Gold Standard Liquors, Inc. v. Joseph E. Seagram & Sons, Inc.*, 572 F. Supp. 1210, 1214 (N.D. Ill. 1983) (dismissing complaint where same law firm filed two different complaints, dropping some of the named plaintiffs from first complaint and adding them to the second, and both complaints "bring the same claims and request identical relief").

II. PLAINTIFF CANNOT BE BOUND BY THE SCHEDULING ORDER IN AN ACTION IN WHICH SHE IS NOT A PARTY

Defendant's contention that Plaintiff should be bound by a scheduling order entered in a case in which she is not a party (Def. Opp. at 9) is wrong. Unlike in the cases cited by Defendant, Plaintiff is not seeking to intervene into, or be added to, an existing action. *See Green v. Green*, 218 F.2d 130, 135 (7th Cir. 1954) (party moving to be added as a plaintiff in an existing action bound by prior orders); *N. W. Enterprises, Inc. v. City of Houston*, 27 F. Supp. 2d 754 (S.D. Tex. 1998), *aff'd in part, rev'd in part, dismissed in part*, 352 F.3d 162 (5th Cir. 2003) (intervening plaintiff agrees to be bound by prior orders).

4

Rather, Plaintiff filed her own action, is represented by different counsel than in *Zehrer* and did not (and does not) agree to the terms of the existing Scheduling Order in *Zehrer*. In light of the additional claim asserted in *Tumpowsky* with respect to the High-Yield Bond Fund, Plaintiff would never agree to a scheduling order which limits discovery to only one of the funds upon which her claims are based, as the *Zehrer* Scheduling Order does. *See* Def. Opp. at 8 (explaining that Defendant agreed to produce documents pertaining only to the International Fund).

Defendant's insinuation that there is something nefarious in counsel for Tumpowsky and counsel for Zehrer working together (Def. Opp. at 10) is disingenuous. As Defendant recognizes, the two firms have been at the forefront of recent Section 36(b) litigation. That the two firms work collectively on some matters, rather than combatively, is of no import to the pending motion for a finding that the cases are related under Local Rule 40.4. The additional insinuation that there is something wrong with counsel for plaintiffs consulting about the most efficient way to litigate all claims, such as by consolidation, is equally ill-conceived.

III.   DEFENDANT'S PREFERRED APPROACH WOULD RESULT IN WASTED JUDICIAL RESOURCES

Since resolution of *Zehrer* would not resolve all of the claims asserted in *Tumpowsky*, adopting Defendant's approach would be inefficient and waste judicial resources because it would inevitably result in several motions to dismiss being reviewed by multiple judges. Defendant seeks to have this court first decide the *Zehrer* motion to dismiss, Judge Gettleman decide the *Tumpowsky* motion to dismiss, and after that for one of the two judges to entertain a motion to coordinate/consolidate the actions pending the outcomes of each of the respective motions to dismiss. And then, pending the outcome of the consolidation motion, presumably a consolidated amended complaint would be filed which Defendant would, in all likelihood, also seek to have dismissed, resulting in yet another round of briefing.

The most efficient procedure instead would be to have the two cases coordinated/consolidated at the earliest possible time, such that there is one operative pleading which encompasses all of the claims and allegations set forth in the two complaints. Then only one judge will need to decide any motion to dismiss. While Defendant contends that having to respond to the *Tumpowsky* Complaint would "result in months of wasted effort" after already having moved to dismiss *Zehrer* (Def. Opp. at 9 n.4), such an argument is belied by Defendant's repeated assertions that the two complaints are duplicative.

CONCLUSION

For the foregoing reasons, Plaintiff respectfully requests that the Court grant her motion for a finding that *Tumpowsky* and *Zehrer* are related.

Dated: October 27, 2014   Respectfully submitted,

By: /s/ Marvin A. Miller
Marvin A. Miller
MILLER LAW LLC
115 S. LaSalle Street
Suite 2910
Chicago, IL 60603
Tel: (312) 332-2400

Robin F. Zwerling
Jeffrey C. Zwerling
Susan Salvetti
Andrew W. Robertson
Ana M. Cabassa-Torres
**ZWERLING, SCHACHTER &
ZWERLING, LLP**
41 Madison Avenue
New York, NY 10010
Tel: (212) 223-3900
Fax: (212) 371-5969

Robert L. Lakind
Arnold C. Lakind
SZAFERMAN, LAKIND,
BLUMSTEIN & BLADER, P.C.
101 Grovers Mill Road, Suite 200
Lawrenceville, NJ 08648
Tel: (609) 275-0400
Fax: (609) 275-4511

Attorneys for Ruth Tumpowsky

CERTIFICATE OF SERVICE

I, Marvin A. Miller, one of the attorneys for plaintiff, hereby certify that on October 27, 2014,

service of the foregoing ***Reply Memorandum of Law in Support of Plaintiff Ruth Tumpowsky's Motion***

for a Finding of Relatedness was accomplished pursuant to ECF as to Filing Users and I shall comply

with LR 5.5 as to any party who is not a Filing User or represented by a Filing User.

/s/*Marvin A. Miller*
Marvin A. Miller